Zentek Announces Eric Wallman Appointed as Chairman of the Board

Guelph, ON – January 19th, 2024, Zentek Ltd. (“Zentek” or the “Company”) (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces that effective January 12th, Dr. Francis Dubé has resigned as Chairman of the Board of the Company in order to appoint an independent director, Mr. Eric Wallman as the Chairman of the Board as per best practices in governance. Mr. Wallman has been an independent director of the Company since 2018 and served as head of the audit committee as well as being on the compensation and the strategy committees. Dr. Dubé will continue to serve the Company as a director, and as Chief Operating Officer of the Company.

Greg Fenton, CEO commented: “On behalf of the Board, I would like to thank Dr. Dubé for his services as Chairman of the Board of Zentek. As we continue to grow and move to the next stage of our development, the Board is committed to best practices in governance, which includes an independent Chairman.  I would also like to thank Mr. Wallman for accepting the role as an independent director in order to continue bolstering Zentek’s commitment to good governance.”

About Zentek

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99% anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information about Zentek or Albany Graphite Corp.:

Dr. Francis Dubé, director and Chief Operating Officer

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.